Exhibit 99.1

Press release

Biophytis Wins Major Legal Victory

Before the French Court of Cassation

Paris (France) and Cambridge (Massachusetts, USA), July 16, 2025 – 7:00 AM (CET) Biophytis SA, a pioneering force in the development of transformative therapies for obesity, sarcopenia, and longevity, announces a major legal victory. On July 9, 2025, the French Court of Cassation, the country’s highest judicial authority, issued a landmark ruling partially overturning the decision of the Paris Court of Appeal and ruling in favor of Biophytis in its legal dispute with Negma Group.

Stanislas Veillet, CEO of Biophytis, stated: “This victory comes at a pivotal time for Biophytis. The decision of the Court of Cassation is a key milestone in defending the interests of Biophytis and its shareholders. It validates the company’s unwavering efforts and absolute integrity in asserting its rights in a complex case. We are now fully committed to drawing all consequences from this decision and considering all available options to protect our assets and restore our financial position.”

A Landmark Decision

To recall, the Paris Court of Appeal had in January 2023 upheld a ruling by the Paris Commercial Court condemning Biophytis in a dispute over a convertible bond agreement signed on August 21, 2019. The company was ordered to deliver 7 million shares to Negma Group and to pay €1.7 million in penalties and interest. This heavy sanction significantly weakened Biophytis both financially and reputationally.

The Court of Cassation has now clearly stated that the disputed contract could constitute an illegal exercise of the profession of investment service provider by Negma Group, potentially engaging its liability.

By referring the case back to a newly composed chamber of the Paris Court of Appeal, the Court’s decision marks a turning point in the litigation. It represents a major step toward the recognition of the harm suffered by Biophytis.

A Validation of Biophytis’ Legal Position

This ruling by the Court of Cassation validates the legal position defended by Biophytis since the outset of the dispute, particularly concerning the true nature of the lender’s activities. The Company has consistently maintained that Negma Group acted irregularly and that the previous rulings were unfounded.

Biophytis welcomes this development, which constitutes a landmark precedent from the Court of Cassation in its favor. The Company’s management will draw all necessary consequences from this decision to safeguard the interests of Biophytis and its shareholders.

To access the full Court of Cassation decision, click here

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78